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January 17, 2014

VIA Edgar Correspondence

Ms. Mara Ranson
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:         Geeknet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2013
File # 000-28369

Dear Ms. Ranson:

This letter sets forth our response to the comments in your letter dated December 19, 2013.

Definitive Proxy Statement on Schedule 14A filed March 27, 2013

Executive Compensation, page 17

Variable Incentive Awards, page 20

1.	Please tell us what consideration you have given to filing your Profit Sharing Plan as an exhibit to your annual report on Form 10-K. Please see Item 601(b)(10)(iii)(A) of Regulation S-K.

Geeknet Response:

The profit sharing plan was not a formal written plan, and the material terms of the profit sharing plan were described in our Definite Proxy Statement on Schedule 14A filed March 27, 2013.  The profit sharing plan did not remain in effect after 2012.  In future periodic reports, we will include in the exhibit index for the periods required a reference to “Profit Sharing Plan” accompanied by a footnote that states “Incorporated by reference from the description provided under the caption “Variable Incentive Awards—Bonus Programs” on page 20 of the Registrant’s Proxy Statement on Schedule 14A filed March 27, 2013.”

2.
With a view towards clarifying future disclosure, please explain to us how you determined the specific dollar amounts for the fiscal year ended December 31, 2012 that you paid to your named executive officers pursuant to the profit sharing plan.  In doing so, please include the actual operating plan net income achieved, and explain the way in which you calculate such measure.  Please refer to Item 402(b) of Regulation S-K.

Geeknet Response:

The net income we achieved in 2012 was $13,907,000 as reported in our Annual Report on Form 10-K.  As reported in our proxy statement for our 2013 annual meeting, under our internal operating plan the target for net income was $1,700,000.  The internal operating plan set a target for net income as defined under generally accepted accounting principles (and did not include any adjustments to net income).  In 2012, our net income was significantly increased by gains on the sales of our Media business and our investment in Collabnet and exceeded the operating plan net income target by a sufficient margin that the maximum profit sharing pool amount was reached.  Because actual net income exceeded 105% of the operating plan net income target, amounts became payable under the profit sharing plan.  Specifically, earnings above 105% of the operating plan net income target of $1,700,000 were split 50-50 between the company and the profit sharing pool until the aggregate size of the profit sharing pool reached the amount of net income between 105% and 125% of the operating net income target (or $340,000 in the aggregate).  The aggregate amount of the profit sharing pool was allocated to eligible employees based on salary grade and salary level, resulting in payments to our two named executive officers of 18% of their respective base salaries of $400,000, or $72,000 to each named executive officer.

We acknowledge the following:  1) Geeknet is responsible for the adequacy and accuracy of the disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) Geeknet may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (703) 673-0062.

Sincerely,
/s/ Kathryn K. McCarthy
Kathryn K. McCarthy
Chief Executive Officer

cc:           Julie Pangelinan, Chief Financial Officer
Kirk Somers, General Counsel

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